Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

May 8, 2019	NR 19-03

Alianza Minerals Outlines Summer Exploration Program for Haldane Silver Project

●	Detailed mapping, trenching and soils Bighorn, Ross targets
●	Drilling slated for August

Alianza Minerals Ltd. (TSX-V: ANZ, OTC US: TARSF) (“Alianza” or the “Company”) reports that planning is underway for the 2019 field program at the Haldane Property, a high-grade silver target in the historic Keno Hill Mining District of Yukon Territory. The first phase of the program, consisting of additional soil geochemistry, mapping and trenching, will start in June. Drilling will follow in August. The 8,579 hectare Haldane Silver Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District.

“The 2018 program was successful on a number of fronts,” stated Jason Weber, P.Geo, President and CEO of Alianza. “We will begin this year’s program by following up on new targets such as the Bighorn anomaly and the extensions of known target areas such as the Ross and Mt. Haldane Veins System targets. The information from the first phase this summer will help prioritize drilling for the second phase program.”

The first phase program will consist of mapping, prospecting and soil geochemical surveys in the areas of the Bighorn and Ross anomalies. The road-accessible Bighorn anomaly is a new target identified in the 2018 program and is open for expansion. Further work at this target will attempt to expand the soil geochemical footprint of the anomaly and detailed mapping and prospecting will target structure and mineralization for follow up trenching. The same approach will be used at the Ross anomaly, particularly to the west where 2018 soil geochemical data identified a new target area. Trenching may also be undertaken here if warranted. The results of this first phase program will be used to prioritize drilling at the Bighorn, Ross and Mt Haldane Vein System targets planned for August.

Additional information regarding the Haldane Property and its location within the Keno Mining District can be found at https://alianzaminerals.com/project/haldane/.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru.

The Company has 60.3 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.